Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated June 18, 2019, relating to the consolidated financial statements of NetApp, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of the new revenue standard), and the effectiveness of the Company's internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended April 26, 2019.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
November 18, 2019